UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Atlas Mining Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

049375108

(CUSIP Number)

Mr. Jeffrey Blumberg

Gardner Carton & Douglas LLP

191 North Wacker Drive, Suite 3700

Chicago, Illinois 60606

(312) 569-1106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 049375108	13D/A	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The IBS Turnaround Fund (QP) (a Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 2,539,515 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 2,539,515 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,539,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 049375108	13D/A	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) IBS Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 3,630,600 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 3,630,600 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,630,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 049375108	13D/A	Page 4 of 8

This Amendment No. 1 to Schedule 13D (this “Schedule 13D” or this “Statement”) amends the initial statement on Schedule 13D (“Initial 13D”) relating to the Common Stock of Atlas Mining Company filed on July 11, 2005 by the IBS Turnaround Fund (QP) (a Limited Partnership) and IBS Capital Corporation. The sole purpose of this amendment is to correct a typographical error in Item 3 and Item 5(c) of the Initial 13D.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D” or this “Statement”) is filed jointly by The IBS Turnaround Fund (QP) (a Limited Partnership) (the “QP Turnaround Fund”) and IBS Capital Corporation, its general partner (“IBS” and, together with the QP Turnaround Fund, the “Filers”).

The class of equity securities to which this Schedule 13D relates is the Common Stock, no par value (the “Common Stock” or “Shares”) of Atlas Mining Company, an Idaho corporation (the “Company”). The address of the Company’s principal executive offices is 630 East Mullan Avenue, Osburn, Idaho 83849.

Item 2. Identity and Background.

QP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is Two International Place, 24th Floor, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

IBS is a Massachusetts corporation. Its principal business is investing in securities. The address of its principal office is Two International Place, 24th Floor, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

David A. Taft is the president and a director of IBS. His business address is Two International Place, 24th Floor, Boston, Massachusetts 02110. His principal occupation is investing in securities. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

Theresa Taft is the treasurer of IBS. Her business address is Two International Place, 24th Floor, Boston, Massachusetts 02110. Her principal occupation is investing in securities. During the past five years, she has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, she has not been a party to a

CUSIP NO. 049375108	13D/A	Page 5 of 8

civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a citizen of the United States of America.

Robert Hildreth is a director of IBS. His business address is 20 Park Plaza, Suite 432, Boston, Massachusetts 02116. He is employed as a private investor by IBS Inc., which is not affiliated with IBS. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On June 29, 2005, IBS became the beneficial owner of 3,304,100 Shares, 2,376,300 of which were purchased by QP Turnaround Fund; the remaining 927,800 Shares were purchased by The IBS Turnaround Fund, L.P. (the “LP Turnaround Fund”), of which IBS is also the general partner. The purchase price for such Shares was $0.91 per Share, and the source of funds was the working capital of the purchasers.

Item 4. Purpose of Transaction.

The Filers purchased the securities of the Company for investment purposes. The Filers have had discussions with management of the Company regarding adding independent directors to the board of directors of the Company.

The Filers may make further purchases of shares of Common Stock or dispose of any or all of the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, none of the persons identified in Item 2 has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such persons may, at any time from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Statement, QP Turnaround Fund holds, in the aggregate, 2,539,515 Shares, which represents 5.3% of the Company’s Common Stock. IBS holds, in the aggregate, 3,630,600 Shares, which represents 7.6% of the Company’s Common Stock. The Shares beneficially owned by IBS are owned directly by QP Turnaround Fund (2,539,515 Shares); LP Turnaround Fund (1,025,208 Shares); and The IBS Opportunity Fund (BVI), Ltd., a British Virgin Islands international business company (“Opportunity Fund”) (65,877 Shares). The percentages used in this Statement are calculated based on 48,027,099 outstanding Shares.

CUSIP NO. 049375108	13D/A	Page 6 of 8

(b) The information contained in table form in Rows 7 though 11 on each of pages 2 and 3 hereof, which relates to beneficial ownership, voting and disposition of Shares is hereby incorporated by reference. LP Turnaround Fund has the sole power to vote and dispose of the 1,025,208 Shares held by it, and Opportunity Fund has the sole power to vote and dispose of the 65,877 Shares held by it.

(c) On June 29, 2005, IBS became the beneficial owner of 3,304,100 Shares, all of which were purchased from the Company in an offering under Rule 144. Of these Shares, 2,376,300 were purchased by QP Turnaround Fund; the remaining 927,800 Shares were purchased by the LP Turnaround Fund, of which IBS is also the general partner. The purchase price for such Shares was $0.91 per Share.

QP Turnaround Fund had previously purchased 46,152 Shares on May 17, 2005 at a price of $1.18 per Share; 15,205 Shares on May 18, 2005 at a price of $1.18 per Share; 21,157 Shares on May 19, 2005 at a price of $1.17 per Share; 15,113 Shares on May 20, 2005 at a price of $1.18 per Share; 53,498 Shares on May 23, 2005 at a price of $1.15 per Share; and 12,090 Shares on May 24, 2005 at a price of $1.15 per Share.

LP Turnaround Fund had previously purchased 18,628 Shares on May 17, 2005 at a price of $1.18 per Share; 6,148 Shares on May 18, 2005 at a price of $1.18 per Share; 8,544 Shares on May 19, 2005 at a price of $1.17 per Share; 6,103 Shares on May 20, 2005 at a price of $1.18 per Share; 21,603 Shares on May 23, 2005 at a price of $1.15 per Share; and 4,882 Shares on May 24, 2005 at a price of $1.15 per Share. LP Turnaround Fund also purchased 6,000 Shares on July 7, 2005 at a price of $1.05 per share and 25,500 Shares on July 8, 2005 at a price of $1.05 per Share.

Opportunity Fund had previously purchased 11,720 Shares on May 17, 2005 at a price of $1.18 per Share; 3,647 Shares on May 18, 2005 at a price of $1.18 per Share; 5,299 Shares on May 19, 2005 at a price of $1.17 per Share; 3,784 Shares on May 20, 2005 at a price of $1.18 per Share; 13,399 Shares on May 23, 2005 at a price of $1.15 per Share; and 3,028 Shares on May 24, 2005 at a price of $1.15 per Share. Opportunity Fund also purchased 25,000 Shares on July 6, 2005 at a price of $1.04 per Share.

(d)-(e) Inapplicable.

CUSIP NO. 049375108	13D/A	Page 7 of 8

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above, to each Filer’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

The following document is incorporated by reference herein:

(1)	Joint Filing Agreement, dated as of July 11, 2005, by and among The IBS Turnaround Fund (QP) (a Limited Partnership) and IBS Capital Corporation (incorporated by reference to Exhibit 1 to Initial 13D).

CUSIP NO. 049375108	13D/A	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2005	THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)

	By:	IBS CAPITAL CORPORATION
General Partner

		By:	/s/ David A. Taft
David A. Taft, President

IBS CAPITAL CORPORATION

	By:	/s/ David A. Taft
David A. Taft, President